Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant To Rule 13a-16 Or 15d-16 of the
                         Securities Exchange Act of 1934


                          for the month of January 2003


                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of Registrant's name into English)


                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)




                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F or Form
                                     40-F.)

                           Form 20-F   X     Form 40-F
                                     -----             -----


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes                No   X
                                  -----             -----



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[Fila Holding S.p.A. Logo]


For more information, please contact:

 Fila Holding S.p.A.
 Investor Relations:
 Elena Carrera +39 015 3506 246



                       FILA ANNOUNCES RESTORED COMPLIANCE
                           WITH NYSE LISTING STANDARDS



(Biella, Italy, January 11th , 2003) - Fila Holding S.p.A. (NYSE: FLH) announced today that it has restored its compliance with New York Stock Exchange, Inc.
(NYSE) listing standards. These criteria require the average closing price of a listed security to be not less than $1.00 over a 30 trading day period and a listed company to have both a global market capitalization and total shareholders' equity in excess of $50 million.

Fila was under these criteria for a period during the second half of 2002, and was notified by the NYSE about it and that continued non-compliance could lead to de-listing. Fila has then filed a response with the NYSE demonstrating that it has regained compliance with the continued listing criteria, particularly thanks to the combined effect of recent improved results and actions such as the share capital increase resolved in late September and subscribed, with respect to its proportional share by Fila's principal shareholder, as previously announced. Fila has thus become in compliance with the minimum average stock price criterion and Fila's market capitalization and its shareholders' equity have become both more than twice the required levels. Fila understands that in accordance with its policies, the NYSE will continue to monitor Fila for continued compliance with listing criteria until at least April 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 11, 2003

                                                 FILA HOLDING S.p.A.


                                                 By:  /s/ Marco Isaia
                                                      ---------------
                                                      Marco Isaia
                                                      Chief Executive Officer